December 23, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Attorney Nicholas O’Leary

Re:	Odyssey Health, Inc.
Registration Statement on Form S-1
File No. 333-292311

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. O’Leary,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Odyssey Health, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 9:00 AM EST, Eastern Time on December 30, 2025, or as soon as practicable thereafter. By separate letter, the representatives of the underwriters of this offering of securities hereby proposed to be registered, join this request for acceleration. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Joshua D. Brinen of Brinen & Associates, LLC, confirming this request. Our legal counsel has full authority to withdraw or modify this acceleration request, orally or in writing.

By separate letter, the representatives of the underwriters of this offering of securities hereby proposed to be registered, join this request for acceleration.

Once the Registration Statement has been declared effective, the Company would appreciate if you could notify Michael Redmond at (603) 490-1114 and provide us with a written copy of the notice of effectiveness.

We request that we be notified of such effectiveness by a telephone call to Joshua D. Brinen of Brinen & Associates, LLC at 212-330-8151.

We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Brinen & Associates, LLC, attention: Joshua D. Brinen, via facsimile at 212-330-8151 or via electronic mail message at corpaction@brinenlaw.com.

Sincerely,

Odyssey Health, Inc.

/s/ Michael Redmond

Chief Executive Officer